August 13, 2015

VIA EDGAR
Martin James
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Roka Bioscience, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 27, 2015
File No.1-36538

Dear Mr. James:

On behalf of Roka Bioscience, Inc. (the “Company”), we are hereby responding to the letter, dated July 30, 2015 (the “Comment Letter”), from Martin James, Senior Assistant Chief Accountant of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, filed on March 27, 2015 (the “10-K”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the 10-K, as reflected in the Comment Letter.

The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the 10-K unless defined herein.

Form 10-K for the Fiscal Year Ended December 31, 2014

Financial Statements

1. In the primary financial statements you present amounts in thousands, except for share and per share amounts. However, in the notes to the financial statements - for example on pages F-10, F-11, and F-12 - you appear to present some amounts in millions, some amounts in thousands and some actual dollar amounts without clearly labelling them as such. In future filings please consistently present and label the amounts in your financial statements and the related notes.

In response to the Staff’s comment, we will ensure in future filings all amounts are clearly labeled as millions or thousands. Additionally, we intend to consistently apply thousands to tables (except for share and per share data), and present disclosure outside of tables in millions, except for share and per share data.

Statements of Cash Flows, page F-6

2. We note the significance of property and equipment to your operations. Please revise the statement in future filings to present the purchases and sales of property and equipment on a gross basis. Please refer to FASB ASC 230-10-45-7.

In response to the Staff’s comment, we note we had considered the guidance of FASB ASC 230-10-45-7 and had presented the amounts on a net basis after concluding the proceeds received from instrument sales were immaterial. For future filings, we will present purchases and sales of property and equipment on a gross basis in the format shown below (amounts in thousands):

	Year Ended December 31,
	2014	2013
Purchases of property and equipment	(330)	(3,470)
Proceeds from sale of property and equipment	132	60

Note 1. Business Overview, page F-7

3. With respect to the supply and license agreements with Gen-Probe, please revise the note in future filings to provide the disclosures required by FASB ASC 275-10-50-(1)(d) and 50-16 through 50-22.

In response to the Staff’s comment, we will revise our Business Overview note in future filings to contain the below language:

Concentration of Suppliers

The Company relies on single source suppliers, including Gen-Probe, for certain components and materials used in its products, including its Atlas Detection Assays. Since the Company’s contracts with these suppliers, including Gen-Probe, do not commit the suppliers to carry inventory or to make available any minimum quantities, the Company may be unable to obtain adequate supplies in a timely manner or on commercially reasonable terms.  If the Company loses such suppliers, or its suppliers encounter financial hardships, the Company may not be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. Transitioning to a new supplier could be time consuming, may be expensive, may result in an interruption in the Company’s operations and could affect the performance specifications of the Company’s products. If the Company should encounter delays or difficulties in securing the quality and quantity of materials required for its products, the Company’s ability to manufacture its products would be interrupted which could adversely affect sales.

Note 2. Summary of Significant Accounting Policies

Inventories, page F-8

4. You disclose that inventory costs are determined in a manner which approximates the first-in first-out method. Please tell us the cost method you use to approximate FIFO and revise the note in future filings to disclose the information as required by FASB ASC 330-10-50-1.

In response to the Staff's comment, we use the FIFO method of inventory costing and will remove the word 'approximates' from our description of inventory cost method in future filings.

Intangible Assets, page F-8

5. Please tell us the method you use to amortize the technology over its ten-year estimated useful life. Also tell us how you determined that the method chosen would amortize the asset to reflect the pattern in which the economic benefits of the intangible asset are used, as required by FASB ASC 350-30-35-6.

In response to the Staff's comment, we note that we use the straight-line method of amortization for our technology asset. Based on the early stage of our technology and commercialization risks, we determined that the straight-line method was appropriate in our circumstances consistent with FASB ASC 350-30-35-6 which states that if the pattern in which the economic benefits of the intangible asset could not be reliably determined, the straight-line amortization method should be used.

We will include a description of the amortization method used for our intangible assets in future filings.

6. As a related matter, please tell us the factors you considered in concluding that the Gen-Probe agreement resulted in an intangible asset. Cite the accounting guidance you relied upon.

In response to the Staff's comment, we concluded that the consideration paid to "buy-down" the royalty obligation represented the acquisition of a portion of Gen-Probe’s economic interest in our Atlas technology. By virtue of our ownership in these additional rights, we are now in a position to benefit through increased cash flows from sales of products incorporating the Atlas technology. As there is no physical substance to the rights, we concluded classification as an intangible asset was appropriate in accordance with FASB ASC 350-30-20, which defines an intangible asset as an asset that 'lacks physical substance', and FASB ASC 805-50-30-1 and 30-2, which require asset acquisitions to initially be measured by reference to the amount of consideration paid.  We also considered classification of these amounts as a prepaid royalty, but ultimately rejected such classification on the basis that the payment was neither refundable nor creditable based on future sales.

Note 6. Property and Equipment, page F-12

7. We note that the dollar amount of Atlas instruments as of December 31, 2013 and 2014 is $10.3 million and $10.1 million, respectively. On page 50, you disclose that you had 38 instruments placed with customers under commercial agreements as of December 31, 2014 compared to 23 as of December 31, 2013, an increase of 65.2%. Please tell us why the increase in the dollar amount of Atlas instruments between years is not higher given the increase in the number of your instruments placed with customers.

In response to the Staff’s comment, please note there was a decrease in the dollar amount of Atlas instruments between 2013 and 2014 which was a result of disposal of Atlas instruments. Additionally, please note that ‘Atlas instruments’, as presented in Note 6, include instruments held by us and intended for future placement with customers and therefore not yet in use, as well as instruments owned by us and placed with customers under lease agreements.

The gross amount of Atlas instruments increases only upon purchases of additional instruments from our supplier and decreases only upon the retirement/disposal or sale of instruments. Additional placements of instruments with customers do not result in a net increase in our ‘Atlas instruments’. In future filings, we will provide disclosure which identifies the value of instruments held for future use, separate from instruments that are placed with customers under reagent rental or lease agreements. Please see detail shown in response to Comment 9 below.

8. We note from your March 31, 2015 Form 10-Q that as of March 31, 2015, the dollar amount of Atlas instruments decreased to $9.9 million. As of March 31, 2015, you had 41 instruments placed with customers under commercial agreements. Please tell us why the dollar amount of Atlas instruments decreased between years given the increase in the number of your instruments placed with customers.

As noted in our response to Comment 7, placements of instruments under reagent rental or lease agreements do not change the total dollar amount of Atlas instruments. As we did not purchase additional instruments, the decrease was a result of the sale of an Atlas instrument as well as instrument disposals. Please see our response to Comment 9 for additional details.

9. Please show us a breakdown of the dollar amount for Atlas instruments as of December 31, 2013 and 2014 and March 31, 2015 by instruments placed with customers under commercial agreements, instruments intended for placement with customers, and other significant categories included in the amount.

In response to the Staff’s comment, please see the table below for the requested details (amounts in thousands):

	As of:
	March 31, 2015	December 31, 2014	December 31, 2013
Atlas instruments placed with customers	4,168	3,875	2,669
Atlas instruments intended for placement	5,735	6,204	7,661
Total	9,903	10,079	10,330

Further note we will include in future filings the above separate classifications of Atlas instruments in the table included in our Property and Equipment footnote.

10. On page F-8, you disclose that the estimated useful life of the Atlas instruments is five years. We note that accumulated depreciation only increased by $700,000 between 2013 and 2014. In the first quarter of 2015, the accumulated depreciation only increased by $100,000. Please explain why depreciation expense is not higher given the useful life of five years.

In response to the Staff’s comment, we note that Atlas instruments on hand and intended for future placements are not in service and are therefore not being depreciated. We begin depreciating the instruments when they are placed with customers. As indicated in our response to Comment 9, we had approximately $2.7 million of instruments placed with customers as of December 31, 2013 and approximately $3.9 million of instruments placed with customers as of December 31, 2014.

We recognized depreciation expense of approximately $0.7 million in the year ended December 31, 2014 and approximately $0.2 million in the three months ended March 31, 2015 for instruments placed with customers during these periods, and using a five year useful life. The $0.1 million change in accumulated depreciation from December 31, 2014 to March 31, 2015 noted in the Staff's comment consisted of approximately $0.2 million of depreciation expense in the three months ended March 31, 2015, partially offset by disposal of instruments with accumulated depreciation of approximately $0.1 million.

11. Under FASB ASC 360-10-35-21, you should test a long-lived asset (asset group) for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We noted no discussion of this accounting policy in your notes. Please tell us how you considered FASB ASC 360-10-35 in 2013, 2014, and the first quarter of 2015.

In response to the Staff's comment, please note that during each period, we reviewed the guidance in FASB ASC 360-10-35-21 and assessed available facts and observable circumstances for indicators of impairment. During 2013 and the first two quarters of 2014, our revenues were increasing significantly each quarter as we started commercialization. Although we were incurring losses, these were anticipated given our early stage and the losses incurred were in alignment with our expectations. Accordingly, we determined that a triggering event had not occurred during those periods.

In the third quarter of 2014, we determined that a triggering event had occurred due to challenges encountered in our commercialization efforts as we did not place any new instruments during the third quarter, we experienced a delay in the timing of closing several major strategic accounts and one of our significant customers encountered challenges with our Listeria assay. During this quarter, we decided to design a new Listeria assay intended to address difficulties being encountered by certain customers in using the existing Listeria assay. We expected that this would negatively impact our commercialization efforts through at least the end of the first half of 2015, which is when we anticipated launching the new Listeria assay. We also note that prior to the filing of our 10-Q for the third quarter of 2014, we announced our third quarter earnings and communicated our plans for developing a new Listeria assay as well as the delay in our commercialization progress. After this communication, our stock price declined by more than 50%, thus confirming our conclusion that a triggering event had occurred during the third quarter.

In accordance with ASC 360-10-35-21, we conducted our impairment review of the applicable asset group based on undiscounted future cash flows and determined there was no impairment as the undiscounted cash flows exceeded the carrying value of the asset group.

During the fourth quarter of 2014 and first quarter of 2015, our financial results were as expected and as a result, we determined that there were no triggering events requiring additional evaluation during those periods. In early July 2015, we announced the receipt of AOAC certification for our new Listeria assay, and we plan to launch the assay in the second half of 2015, in line with our initial expectations. We intend to continue to monitor the status of our commercialization progress on a quarterly basis to determine if changes from expectations or other factors indicate that a triggering event has occurred.

Additionally, in response to the Staff’s comment, we will update our Summary of Significant Accounting Policies footnote in the future to include the following language:

Impairment of Long-Lived Assets
The Company’s long-lived assets are primarily comprised of intangible assets and property, plant and equipment. The Company evaluates its finite-lived intangible assets and property, plant and equipment, for impairment whenever events or changes in circumstances indicate the carrying value of an asset or group of assets is not recoverable. If these circumstances exist, recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future undiscounted net cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Note 7. Intangible Assets, page F-12

12. Please revise the note in future filings to disclose the gross carrying amount and accumulated amortization of your intangible asset as required by FASB ASC 350-30-50-2(a)(1).

In response to the Staff’s comment, we will include in our future filings a table in the following format (amounts in thousands):

	March 31, 2015	December 31, 2014
Intangible asset, gross	28,259	28,259
Accumulated amortization	(3,040)	(2,103)
Intangible asset, net	25,219	26,156

13. We note that you experienced operating cash flow losses in each period presented and your net book value exceeds your market capitalization. We also note that your technology asset represents approximately 25% of your total assets. Please provide us with a summary of the last impairment review of this asset. Describe the methods used and significant assumptions.

As noted in our response to question 11, our last impairment test was conducted in the third quarter of 2014. The test for recoverability was performed using an undiscounted cash flow analysis through 2021, reflecting the remaining estimated useful life of our intangible asset. The analysis incorporated the following significant assumptions:

•	revenue and expenditure estimates for 2015 based on our budget and reflecting the anticipated delay in commercialization,

•	projected growth in demand for our Atlas Detection Assays for the years 2016-2021, reflecting estimates we deemed reasonable based on the potential market for our products,

•	average selling price per Atlas Detection Assay consistent with actual prices realized, and

•	a residual value factor for the asset group.

While our impairment analysis yielded a substantial excess of undiscounted cash flows as compared to carrying value, we acknowledge that there is substantial uncertainty in our cash flow projections considering our early stage of commercialization. Because our Atlas technology solution drives substantially all of the value of the Company, we also inferred that there was sufficient implied positive value to the intangible asset based on our enterprise value, which further supported our conclusion that the applicable asset group was not impaired when evaluated on an undiscounted future cash flow basis.

Note 18. Segment Information, page F-23

14. Please revise the note in future filings to clarify whether the same customers represented more than 10% of your revenues in each of the reported periods. Refer to FASB ASC 280-10-50-42.

In response to the Staff's comment, we will present the information regarding significant customers substantively in the form shown below for future filings (amounts in thousands):

	For the year ended December 31,
	2014	2013
Customer A	895	690
Customer B	531	629
Customer C	1,460	—
Customer D	766	—

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to contact me at (908) 605-4621.

Sincerely,

/s/ Steven T. Sobieski
Steven T. Sobieski